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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934



                          STRATEGIC DISTRIBUTION, INC.
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                                (Name of Issuer)



                          Common Stock, par value $0.10

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                         (Title of Class of Securities)



                                    862701208

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                                 (CUSIP Number)



                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 9, 2000

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                          (Date of Event which Requires
                            Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13(d)-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box: |_|


                               Page 1 of 5 Pages


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                                  SCHEDULE 13D

------------------------------------------

CUSIP No. 862701208

------------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William R. Berkley

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                         (b) [_]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,243,747 (including 16,000 shares which may be
                                acquired upon exercise of stock purchase
                                options)
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY          --------- ------------------------------------------------
 OWNED BY                9      SOLE DISPOSITIVE POWER
  EACH
 REPORTING                      7,243,747 (including 16,000 shares which may be
PERSON WITH                     acquired upon exercise of stock purchase
                                options)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,243,747
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [_]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------


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          This Amendment No. 10 to Schedule 13D ("Amendment No. 10"), filed on behalf of Mr. William R. Berkley ("Mr. Berkley"), relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Strategic Distribution, Inc. (the "Company"), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the "Commission") on July 20, 1990, as amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994 and December 22, 1995, by Amendments No. 1, 2, 3, 4, 5 and 6, respectively, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T on June 7, 1996 by Amendment No. 7, and as further amended on January 10, 1997 and February 20, 1997 by Amendments No. 8 and 9, respectively.


Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

          Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

          (a) Mr. Berkley is the beneficial owner of 7,243,747 shares of Common Stock. Mr. Berkley owns directly 6,855,337 shares of Common Stock, 16,000 shares of which are subject to currently exercisable stock options, and owns indirectly 388,410 shares of Common Stock (as more fully described in Item 6) all of which indirectly owned shares are owned directly by The Berkley Family Limited Partnership (as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to be the beneficial owner of the 388,410 shares owned directly by The Berkley Family Limited Partnership), all of such ownership representing 23.4% of the 30,912,210 issued and outstanding shares (including 16,000 shares which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) of Common Stock.

          (b) Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 6,855,337 shares of Common Stock which he owns directly (including 16,000 shares which may be acquired upon exercise of stock options). In addition, as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 388,410 shares of Common Stock owned directly by The Berkley Family Limited Partnership, which, when added to the shares owned directly by Mr. Berkley, total 7,243,747 shares of Common Stock over which Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition.

          (c) On December 9, 2000, Mr. Berkley sold 343,410 shares of Common Stock to The Berkley Family Limited Partnership at a purchase price of $.50 per share. Mr. Berkley is a general partner of The Berkley Family Limited Partnership.

          Other than as set forth in this Item 5(c), Mr. Berkley has effected no transactions in the Common Stock during the last 60 days.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
------   ---------------------------------------------------------------------

          Mr. Berkley sold 343,410 shares of Common Stock pursuant to a letter agreement dated December 9, 2000 between Mr. William R. Berkley and The Berkley Family Limited Partnership.


Item 7.  Material to be Filed as Exhibits
------   --------------------------------

         Exhibit 12     -     Letter agreement dated December 9, 2000 between
                              Mr. William R. Berkley and The Berkley Family
                              Limited Partnership


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                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 31, 2000


                                     WILLIAM R. BERKLEY

                                 /s/ William R. Berkley
                                     William R. Berkley


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